Colorado Goldfields Inc.

CORRESP

May 20, 2014

VIA ELECTRONIC EDGAR FILING

John Reynolds, Assistant Director

George Schuler, Mining Engineer

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Colorado Goldfields Inc.

Form 10-K for Fiscal Year Ended August 31, 2013

Filed December 16, 2013

File No. 000-51718

Dear Mr. Reynolds:

We received your comment letter of May 8, 2014 in which you requested additional information, or a statement of when we will provide the requested response.   Additionally, you requested an explanation describing how the comments may or may not apply to our current facts and circumstances and whether an amendment would be appropriate.

Following is our response.  We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Comment 1:

We note your response to comment 1 in which you propose to respond prospectively prior to your company’s next annual filing. We re-issue comment 1. Please provide your draft disclosure of your proposed changes to the appropriate paragraphs, sections, and/or pages or amend your filing.

Response 1:

As stated in our letter of April 27, 2014 we will provide a draft of the disclosure for staff review prior to the Company’s next Annual Report on Form 10-K should the project-level funding transaction and acquisitions conclude successfully.  We anticipate being able to prepare such a draft on or before August 31, 2014.

Comment 2:

We note your response to comment 2, which indicates that “[a] current market valuation of the metals within the estimated resource is the least speculative best information that can be presented with currently available data.” We repeat comment 2. Please provide the basis for presenting the valuation information on your website, which seems incomplete and may be confusing to readers.

Response 2:

In accordance with our clarifying telephonic conversation with Mr. George Schuler on May 16, 2014, we have removed the report from the website.  As discussed with Mr. Schuler, we are in the process of re-designing the entire website.  In the future we will not present calculated information that presents a dollar (or “market”) valuation of the estimated resource.  The information will be limited to applicable quantities only.

Finally, we acknowledge the following:

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the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact us if you have any further questions or comments.

Sincerely,

COLORADO GOLDFIELDS INC.

/s/ Lee R. Rice

/s/ C. Stephen Guyer

Lee R. Rice, President

C. Stephen Guyer, CFO

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